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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 _____________________________

FORM 25

  _____________________________

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-41578

  _____________________________

Horizon Space Acquisition I Corp.
Exchange: Nasdaq Capital Market

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

1412 Broadway, 21st Floor, Suite 21V

New York, NY 10018

(646) 257-5537

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Units, Ordinary Shares, Warrants, Rights

(Description of class of securities)

  _____________________________

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Horizon Space Acquisition I Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25, and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 12, 2025	By	/s/ Mingyu (Michael) Li	Chief Executive Officer
Date		Name	Title